EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

Vincent J. McGill Partner	Direct Dial: (212) 561-3604

 November 16, 2012

Mr. John Dana Brown
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Air Industries Group, Inc. Amendment No. 1 to Registration Statement on Form 10 Filed October 17, 2012 File No. 000-29245

Dear Mr. Brown:

On behalf of our client, Air Industries Group, Inc., a Delaware corporation (the “Company”), we request an extension until November 30, 2012 to respond to the staff’s comment letter dated November 13, 2012 on the Company’s Registration Statement on Form 10/A (Amendment No.1).

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc:	Susan Bloch Amy Geddes Margery Reich